Exhibit 99.2
LDK Solar Signs Two Additional Wafer Supply Agreements and One Polysilicon Sourcing Agreement
XINYU CITY, China and SUNNYVALE, Calif., April 4, 2008, LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has signed a wafer supply agreement with Silcio S.A. Greek for 6 years commencing in 2008 through 2013. This agreement includes 50 MW of silicon wafer with a fixed amount of deposit. An additional sales agreement was signed with Arise Corporation of Canada, which is a 4-year “Take or Pay” contract for 33 MW silicon wafers to be delivered from 2008 through 2011.
LDK Solar also secured an additional critical polysilicon sourcing agreement for 1,450 MT with shipments scheduled for the first half of 2008 through 2011. This agreement will enhance the Company’s polysilicon sourcing position in the near term.
“We are thrilled to continue growing our global presence with the addition of Silcio S.A. Greek and Arise Corporation to our broad customer base,” stated Xiaofeng Peng, Chairman and CEO.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the Company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The Company’s office in the United States is located in Sunnyvale, California.
About Silcio S.A. Greek
Silcio S.A. is building a PV Cell and PV module plant in Patras, Greece with a capacity of 31 and 20 MWp, respectively. The cell line will be delivered as a turn-key project by Roth & Rau AG, whilst Reis Robotics GmbH will deliver the module assembly line. The investment will reach EUR 22,500,000. Production is scheduled to begin March 2009.
Silcio S.A. is a member of the Elica Group of companies which is a leading group in the sector of renewable energy in Greece, and is jointly owned by Copelouzos Group, a Group with a widespread activity and an emphasis on the energy sector and International Constructional S.A., a construction company with activities in the Balkan and Middle East areas.
Copelouzos Group has many international partnerships with many leading international companies such as ENEL and Gazprom OAO of Russia lcio S.A. and is expected to reach in 2011 a turnover of more than EUR 50,000,000 from the sale of both PV cells and PV modules. A very important part of the modules produced will be used in the PV parks of the Elica Group which is aiming to install up to 30 MWp of PV Parks in Greece till 2013.
About Arise Technology Canada and Germany
ARISE is a Canadian-based public solar technology company, whose goal is to help solar energy become a cost-effective, mainstream energy solution. The ARISE team includes strategic partners and advisors from around the world.
The ARISE PV Technology Division is developing a leading, market-focused, high-efficiency solar cell based proprietary patented technology with plans to be shipping to PV module makers in the second quarter of 2008. It is also developing silicon feedstock strategies with partners to supply our solar cell production requirements.
The ARISE Systems Division provides a complete range of renewable energy solutions. ARISE sells its patented plug and play portable solar energy systems worldwide and solar energy component bundles to North American installers through our SolarSense.com website. Our engineers design complete installed solutions focused on the Ontario marketplace, incorporating some or all of the following: advanced building integration, photovoltaic (solar electric), and solar thermal for heating, hot water and swimming pools. These solar technologies can be combined with energy conservation, passive solar design, wind, geothermal and other energy options for grid-connected, back-up power and off-grid requirements.

5

ARISE is an acronym for:
Appropriate energy solutions that provide comfort and are practical
Renewable energy solutions that work with nature
Intelligent energy solutions through proven innovations
Sustainable energy solutions that reinvest in natural capital
Energy continuously available for personal comfort and lifestyle
A goal of ARISE is to develop breakthrough sustainable energy products for residential and commercial buildings.
ARISE is located in Kitchener, Ontario, Canada with easy access to Highway 401, Southern Ontario’s major highway. Over 10,000 square feet and excellent shipping facilities provide ample space for our manufacturing and distribution operations.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. These statements are based upon information available to LDK’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

6